VIA EDGAR

Mr. Robert Babula
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

October 20, 2022

RE:    Compass Minerals International, Inc.
Form 10-KT for the transition period from January 1, 2021 to September 30, 2021
Filed November 30, 2021
Response letter filed September 8, 2022
File No. 001-31921

Dear Mr. Babula:

Compass Minerals International, Inc., a Delaware corporation (the “Company,” “Compass Minerals,” “we” or “our”), is submitting this letter in response to the comment letter, dated September 28, 2022 (“Comment Letter #3”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s financial statements and related disclosures in our Transition Report on Form 10‑KT (the “Form 10-KT”) for the transition period from January 1, 2021 to September 30, 2021, filed November 30, 2021. The Staff previously issued a comment letter with respect to the Company’s financial statements and related disclosures in the Form 10-KT, dated June 15, 2022 (“Comment Letter #1”), and a comment letter with respect to the Company’s financial statements and related disclosures in the Form 10-KT, dated August 4, 2022 (“Comment Letter #2” and, collectively with Comment Letter #1 and Comment Letter #3, the “Comment Letters”). The Company previously responded to the Staff’s comments set forth in Comment Letter #1 in a letter, dated July 15, 2022 (“Response Letter #1”), and to the Staff’s comments set forth in Comment Letter #2 in a letter, dated September 8, 2022 (“Response Letter #2”).

Below is the Company’s response to the Staff’s comments set forth in Comment Letter #3. For the convenience of the Staff, we have repeated the Staff’s comment before our corresponding response.

Form 10-K for the Fiscal Year Ended September 30, 2021

General, page 1

1.Please file your revised Form 10-KT and file revised versions of your technical report summaries as indicated by your response letter of September 8, 2022.

Response: We respectfully request that the Company be allowed to address the comments set forth in the Comment Letters in the Company’s Form 10-K for the fiscal year ended September 30, 2022 (the “2022

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Division of Corporation Finance

Form 10-K”), which the Company expects to file on or about November 29, 2022. The Company believes that providing disclosure to address the Staff’s comment, as outlined in Response Letter #1, Response Letter #2 and in this letter, as applicable, in the 2022 Form 10-K, including the filing of updated Technical Report Summaries, will address the Staff’s comments while avoiding potential investor confusion that could result from having an amended Form 10-K/T filed shortly in advance of the Company’s 2022 Form 10-K filing.

Summary Overview of Mining Operations, page 31

2.We note your response to comment one along with your proposal to report production for your material properties and aggregate the lesser properties as illustrated in the example provided. We have reviewed your proposed disclosure and believe the Winsford mine and Lyon operations are material to your production disclosure. We also believe the Winsford mine qualifies as a material property, requiring a technical report summary. Please disclose the criteria used to determine material properties in your filing, revise your proposed production table to include the Winsford mine and Lyon operations, and provide a technical report summary for the Winsford mine.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as described below, the Company previously determined that (i) Winsford is not an individually material property and (ii) disclosure of production at Winsford and Lyons, on an individual basis, is not required.

Winsford Is Not an Individually Material Property

Item 1304(a)(1) of Regulation S-K requires a registrant to disclose the information specified in Item 1304 for each property that is “material to its business or financial condition.” Item 1304(a)(1) further provides that “[w]hen determining the materiality of a property relative to its business or financial condition, a registrant must apply the standards and other considerations specified in [Item 1301(c) of Regulation S-K]….” When determining whether a registrant’s mining operations are material, Item 1301(c) requires a registrant to, in pertinent part, “consider both quantitative and qualitative factors, assessed in the context of the registrant’s overall business and financial condition” and “include, for each property, as applicable, all related activities from exploration through extraction to the first point of material external sale, including processing, transportation, and warehousing.” As defined pursuant to Item 1300 of Regulation S-K, the term “material” for purposes of subpart 1300 of Regulation S-K has the same meaning as under Rule 405 under the Securities Act of 1933 (“Securities Act Rule 405”) and Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act Rule 12b-2”), which provide that a matter is material if there is a substantial likelihood that a reasonable investor would attach importance to it in determining whether to buy or sell the securities registered. The Staff clarified in the SEC’s final rules for the “Modernization of Property Disclosures for Mining Registrants” (October 31, 2018) (the “Final Rules”) that, “although … a registrant must consider certain factors when determining the materiality of its mining operations, the ultimate governing considerations in this regard are the general principles reflected in [Securities Act Rule 405 and Exchange Act Rule 12b-2].”1 Further, the Staff explained in the Final Rules that it made the proposal regarding individual property disclosure because of the Staff’s belief that
1 Modernization of Property Disclosures for Mining Registrants, Securities Act Release No. 33-10570, Exchange Act Release No. 34-84509 (Oct. 31, 2018) [83 FR 66344, 66349] (“Adopting Release”).

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Division of Corporation Finance

summary property disclosure alone would not provide all relevant information about the properties and assets that “generate a mining registrant’s revenues.”2

With respect to the Company’s mining properties that primarily produce salt, the Company previously determined that (i) each of its Goderich and Cote Blanche mines constitute individually material mining properties for purposes of Item 1304 of Regulation S-K, (ii) Winsford does not constitute an individually material mining property for purposes of Item 1304 of Regulation S-K, and (iii) its other mining properties that primarily produce salt are not individually material mining properties for purposes of Item 1304 of Regulation S-K. A discussion of the Company’s Ogden property is contained in Response Letter #1 and Response Letter #2.

Consistent with how management evaluates the Company’s operating performance, the Company considered the following quantitative and qualitative factors when making such materiality determinations in accordance with Items 1301(c) and 1304(a)(1) of Regulation S-K:

Quantitative Factors

Goderich and Cote Blanche each represent a significant proportion of the Company’s aggregate measured and indicated salt resources and salt reserves, whereas Winsford represents a relatively small proportion of the Company’s aggregate measured and indicated salt resources and salt reserves. As of September 30, 2021, the Company had aggregate measured and indicated salt resources of approximately 5,816 million tons, including approximately 1,486 million tons (25.5%) at Goderich, approximately 671 million tons (11.5%) at Cote Blanche and approximately 55 million tons (1.0%) at Winsford. As of September 30, 2021, the Company had aggregate salt reserves of approximately 950 million tons, including approximately 470 million tons (49.5%) at Goderich, approximately 258 million tons (27.2%) at Cote Blanche and approximately 27 million tons (2.8%) at Winsford.

On average, the majority of the Company’s total annual salt production comes from Goderich and Cote Blanche. For the five years ended December 31, 2021, average annual salt production at Goderich and Cote Blanche was approximately 5.5 million tons and approximately 2.1 million tons, respectively, representing approximately 50.0% and approximately 19.1%, respectively, of the average annual salt production for the Company, in the aggregate, over the same period. By contrast, Winsford’s average annual salt production for the five years ended December 31, 2021 was approximately 0.9 million tons, or approximately 8.1% of the average annual salt production for the Company, in the aggregate, over the same period.

Finally, our Goderich and Cote Blanche mines are more significant than Winsford in terms of measures of long-term operating performance. For example, for the five years ended December 31, 2021: (i) average annual salt sales volume from Goderich, Cote Blanche and Winsford represented approximately 40.4%, approximately 17.0% and approximately 8.5%, respectively, of the average annual consolidated sales volume for the Company, in the aggregate; (ii) average annual capital expenditures at Goderich, Cote Blanche and Winsford represented approximately 42.9%, approximately 9.1% and approximately 4.5%, respectively, of the average annual capital expenditures for the Company on a consolidated basis; and (iii) average annual revenue at Goderich, Cote Blanche and Winsford represented approximately 25.9%,
2 Id. at 66402.

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Division of Corporation Finance

approximately 11.3% and approximately 4.5%, respectively, of the average annual revenue for the Company on a consolidated basis.

Qualitative Factors

There are geographic synergies between the Goderich and Cote Blanche operations. For example, salt produced at Goderich can be substituted for salt produced at Cote Blanche to meet customer demand in certain circumstances. Accordingly, the Company may at times consider these two mining properties in aggregate in making strategic decisions. Winsford, as the Company’s only mining property in the U.K., however, has little to no strategic network effects with respect to the Company’s other mining properties.

The Company also believes that investors assign relatively less significance to Winsford when analyzing the Company as a whole. The Company often receives specific questions from investors and analysts about its other mining properties, including Goderich and Cote Blanche, but rarely about Winsford. Additionally, the Company believes that investors will attach even less importance to Winsford in the future, as the Company focuses on developing its lithium resource at the Ogden facility. Further, there are no major capital expenditures anticipated in the near term at Winsford.

Based on the assessment of the foregoing quantitative and qualitative factors, among other matters, and in accordance with Items 1301(c) and 1304(a)(1) of Regulation S-K, the Company determined that Winsford was not an individually material property for purposes of Item 1304 of Regulation S-K.

Disclosure of Production at Winsford and Lyons, on an Individual Basis, Is Not Required

Item 1303(b) of Regulation S-K requires a registrant that has material mining operations to provide an overview of the registrant’s mining properties and operations. Specifically, Item 1303(b)(2) requires registrants to disclose, among other things, an overview of the registrant’s mining properties and operations, including “aggregate annual production for the properties during each of the three most recently completed fiscal years preceding the filing.” As explained in the Final Rules, this requirement for disclosure of annual production on an aggregated basis represents a change from the Staff’s initially proposed rule.3 As initially presented in the SEC’s proposed rules for “Modernization of Property Disclosures for Mining Registrants” (July 16, 2016) (the “Proposed Rules”), the SEC proposed that “for each of the properties required to be included in the presentation, the registrant must identify the property [and] report the total production from the property for the three most recently completed fiscal years….”4 As the Proposed Rules required production disclosure on a property-by-property basis, the Proposed Rules also contained an instruction providing that “a registrant may treat multiple mines with interrelated mining operations as one mining property.”5

The Final Rules confirm that registrants are not required to disclose total production on a property-by-property basis pursuant to Item 1303(b). The Final Rules also remove the instruction permitting registrants to treat interrelated operations together, as only disclosure in the aggregate is required. As stated in the Final Rules: “[I]n a change from the proposed rules, which required the disclosure of the total production
3 See id. at 66400.
4 Modernization of Property Disclosures for Mining Registrants, Securities Act Release No. 33-10098, Exchange Act Release No. 34-78086 (June 27, 2016) [81 FR 41651, 41728].
5 Id.

Securities and Exchange Commission
Division of Corporation Finance

from each of the registrant’s top 20 properties by asset value for the three most recently completed fiscal years, the final rules require that the overview must include annual production on an aggregated basis for the registrant’s mining properties during each of the three most recently completed fiscal years. Moreover, rather than require the disclosure of other specified information for each of a registrant’s top 20 properties by asset value, the final rules provide that the overview should include the following information for the registrant’s mining properties considered in the aggregate, and only as relevant:[…]”6

Accordingly, Item 1303(b)(2)(iii) acknowledges that, when presenting the overview, the registrant should “include the amount and type of disclosure concerning its mining properties that is material to an investor’s understanding of the registrant’s properties and mining operations in the aggregate. This disclosure will depend upon a registrant’s specific facts and circumstances and may vary from registrant to registrant.” As stated in the Final Rules, “[b]y requiring a registrant to provide an overview of its mining operations that includes the suggested items of information, as relevant, tailored to its particular facts and circumstances, and presented in a manner of the registrant’s choosing, we believe the final rules will elicit material information for investors without unduly burdening the registrant.”7

In Response Letter #2, the Company agreed to provide production disclosure in the aggregate and for each individually material mining property. As described above, the Company does not believe that Winsford is an individually material mining property. In addition, the Company previously determined that Lyons is not an individually material mining property for purposes of Item 1304 of Regulation S-K. Further, the Company believes that disclosure of the production for each of Winsford and Lyons, on an individual basis, is not material the Company’s production disclosure.

As noted above, Item 1303(b)(2)(iii) acknowledges that, when presenting the overview, the registrant should “include the amount and type of disclosure concerning its mining properties that is material to an investor’s understanding of the registrant’s properties and mining operations in the aggregate.” Item 1303 does not require the registrant to consider the materiality of the registrant’s production disclosure on a stand-alone basis. As explained above, the Company considered annual production as part of its assessment of the materiality of its individual mining properties. In accordance with Item 1301(c), the Company also considered annual production among various other quantitative and qualitative factors, assessed in the context of the Company’s overall business and financial condition, in determining the materiality of the Company’s mining operations in the aggregate and, in turn, the amount and type of disclosure to include in the overview pursuant to Item 1303. For the five years ended December 31, 2021, average annual production at Winsford and Lyons was approximately 0.9 million tons and approximately 0.3 million tons, respectively. For comparison, average annual production over the same period at Goderich and Cote Blanche, which, as explained above, the Company previously determined were individually material properties, was approximately 5.5 million tons and approximately 2.1 million tons, respectively. Accordingly, the Company does not believe that disclosure of production at Winsford or Lyons, individually, is material to an investor’s understanding of the Company’s properties and mining operations in the aggregate. Therefore, in acknowledgment of the Staff’s prior comment, the Company will disclose production by product for each of the last three fiscal years (i) at each individually material mining property and (ii) in the aggregate, substantially in the format set forth in Response Letter #2.

6 Adopting Release, supra note 1, at 66400.
7 Id. at 66401.

Securities and Exchange Commission
Division of Corporation Finance

Item 9A. Controls and Procedures, page 120

3.We have read your response to comment 5. Please address the following:

•Tell us whether you considered the effect of the inventory error separately from the other errors you refer to in your response;
•Tell us about the nature, amounts and the periods that the other errors occurred;
•Provide us your quantitative materiality analysis of the effect of the inventory error separately from the other errors. Refer to ASC 250-10-S99-1;
•Tell us how you concluded the errors were not material when the errors reduced net loss from continuing operations by 14.9% for the quarter ended June 30, 2021 and the errors increased the net loss from continuing operations by 45.1%. for the quarter ended September 30, 2021; and
•Tell us how you concluded the errors were not material to your previously issued financial statements when the errors reduced net income from continuing operations by 5.5% for the year ended September 30, 2021.

Response: As described in the Company’s Response Letter #2, the Company’s quarterly earnings are substantially impacted by the amount of sales of its deicing salt products, which are highly seasonal and vary considerably with the severity of winter weather in the Company’s served markets. As shown in the table below, approximately two-thirds of revenue is generated during the winter quarters ending December 30 and March 31 of each fiscal year, which results in a substantial portion of the Company’s profitability being attributable to those same quarters. Because the Company must stand ready to deliver deicing products to its customers with little advance notice under the requirements of our highway deicing contracts, the Company attempts to stockpile its highway deicing salt throughout the year to meet estimated demand for the winter season. This is why the Company operates on an annual operating cycle. For these reasons, the Company believes investors evaluate the Company’s financial performance based on full year results. This seasonality is shown in the table below.

Securities and Exchange Commission
Division of Corporation Finance

Continuing Operations
	For the Quarter Ended					For the Quarter Ended
	12/31/2020	3/31/2021	6/30/2021	9/30/2021	TTM(1)	12/31/2019	3/31/2020	6/30/2020	9/30/2020	TTM(2)
Revenue	$309.2	$425.5	$199.4	$211.7	$1,145.8	$380.7	$345.9	$175.2	$174.6	$1,076.4
Operating Income	28.1	76.0	0.9	2.1	107.1	67.4	54.3	9.7	10.9	142.3
Income before tax	6.3	57.9	(14.7)	(8.1)	41.4	45.5	55.4	(9.9)	(7.3)	83.7
Net Income	14.7	41.9	(16.4)	(4.6)	35.6	36.3	40.0	(7.2)	(4.9)	64.2
Adjusted EBITDA	62.0	112.5	33.3	32.7	240.5	98.3	84.0	42.0	43.4	267.7

	First Half		Second Half			First Half		Second Half
Revenue	$734.7	64%	$411.1	36%		$726.6	68%	$349.8	32%
Operating Income	104.1	97%	3.0	3%		121.7	86%	20.6	14%
Income before tax	64.2	155%	(22.8)	(55)%		100.9	121%	(17.2)	(21)%
Net Income	56.6	159%	(21.0)	(59)%		76.3	119%	(12.1)	(19)%
Adjusted EBITDA	174.5	72%	66.0	27%		182.3	68%	85.4	32%

Continuing Operations
	For the Quarter Ended
	12/31/2018	3/31/2019	6/30/2019	9/30/2019	TTM(3)
Revenue	$362.7	$342.5	$159.1	$202.8	$1,067.1
Operating Income	47.5	42.2	(0.5)	10.5	99.7
Income before tax	40.8	23.4	(18.8)	(0.7)	44.7
Net Income	30.1	16.7	(13.7)	1.0	34.1
Adjusted EBITDA	83.6	71.8	32.2	40.6	228.2

	First Half		Second Half
Revenue	$705.2	66%	$361.9	34%
Operating Income	89.7	90%	10.0	10%
Income before tax	64.2	144%	(19.5)	(44)%
Net Income	46.8	137%	(12.7)	(37)%
Adjusted EBITDA	155.4	68%	72.8	32%
(1) For the trailing twelve months ended September 30, 2021.
(2) For the trailing twelve months ended September 30, 2020.
(3) For the trailing twelve months ended September 30, 2019.

Additionally, while pretax and net income from continuing operations are important measures of overall profitability, analysts frequently inquire about, report and provide guidance about the Company on EBITDA and adjusted EBITDA, operating cash flows, the effective tax rate and cash taxes, which demonstrates that investors also value the Company based on adjusted EBITDA as it is a proxy for cash earnings, which are fundamental to evaluating Compass Minerals’ intrinsic value and its ability to pay dividends. The Company’s debt covenants in its credit agreement also include provisions and require calculations based on EBITDA and adjusted EBITDA. This is principally why the Company believes

Securities and Exchange Commission
Division of Corporation Finance

investors focus on full year adjusted EBITDA. Therefore, the Company provides guidance in terms of full year EBITDA and adjusted EBITDA on a consolidated basis and reports consolidated and segment adjusted EBITDA in its earnings releases and consolidated adjusted EBITDA in its quarterly reports on Form 10-Q.

The Company evaluated the impact of the distribution variance inventory revaluation error separately as well as aggregated with all other immaterial errors. Given the relative insignificance of other immaterial errors summarized below, our evaluation of the materiality of the inventory revaluation error on an individual basis and the errors in the aggregate are effectively the same. The following table shows a summary of each identified error and the aggregation of all errors:

	For the Quarter Ended
Adjustments	3/31/2020	6/30/2020	9/30/2020	12/31/2020	3/31/2021	6/30/2021	9/30/2021
Inventory understatement	$4.6	$3.3	$1.6	$2.6	$3.0	$4.7	$—
Shipping and handling cost (Inventory offset)	(4.6)	1.2	1.8	(1.0)	(0.4)	(1.8)	4.8
Error related to deferring distribution variances to inventory

Assets held for sale overstatement				(0.6)
Income from discontinued operations - amortization expense				0.6	(0.6)
Amortization of Brazil entities intangible assets

Inventory overstatement					(0.4)
Product cost					0.4	(0.4)
Impact to costs/inventory of a late adjustment to production

Inventory understatement							0.6
Product cost							(0.6)
Incorrect inventory report parameter

Accrued liability overstatement							0.5
SG&A							(0.5)
Estimates used to accrue uninvoiced SG&A were overstated

Total Adjustment Summary
Inventory	$4.6	$3.3	$1.6	$2.6	$2.6	$4.7	$0.6
Total Assets	4.6	3.3	1.6	2.0	2.6	4.7	0.6
Logistics Cost	(4.6)	1.2	1.8	(1.0)	(0.4)	(1.8)	4.8
Product Cost	—	—	—	—	0.4	(0.4)	(0.6)
Gross Margin	4.6	(1.2)	(1.8)	1.0	—	2.2	(4.2)
SG&A	—	—	—	—	—	—	(0.5)
Operating Income	4.6	(1.2)	(1.8)	1.0	—	2.2	(3.7)

We have considered the guidance in ASC 250-10-S99-1 that states that a matter is considered “material” if there is a substantial likelihood that a reasonable person would consider it important to their investment decisions or if it is probable that the judgment of that person would have been changed or influenced by the correction of the error in light of the total mix of information available to that person. The magnitude

Securities and Exchange Commission
Division of Corporation Finance

of the error itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment. A quantitative assessment may be the first step in a materiality analysis, but a qualitative assessment is also required.

Additionally, ASC 250-10-S99-1 provides that registrants should consider each misstatement separately as well as the aggregated effect of all misstatements when determining the materiality of financial statement errors. Consequently, the Company evaluated the materiality of each individual error, the aggregate amount of the errors and the qualitative factors that the Company believes would be important to an investor as further discussed below, and concluded the errors were not material to the financial statements on either an individual or aggregated basis.

As requested, the following tables show the amount of the distribution variance inventory revaluation errors only for each period affected:

Year-to-Date	3/31/2021					6/30/2021				9/30/2021
	As reported	Adj	As Adjusted	%		As reported	Adj	As Adjusted	%	As reported	Adj	As Adjusted	%
Logistics Costs	$123.1	$(0.4)	$122.7	(0.3)%	—	$174.7	$(2.2)	$172.5	(1.2)%	$220.1	$2.6	$222.7	1.2%
Gross Margin	108.4	0.4	108.8	0.3%	—	138.6	2.2	140.8	1.6%	171.7	(2.6)	169.1	(1.5)%
Salt Operating Income	91.6	0.4	92.0	0.4%		110.8	2.2	113.0	1.9%	133.2	(2.6)	130.6	(2.0)%
Operating Income	76.0	0.4	76.4	0.5%	—	76.9	2.2	79.1	2.8%	79.0	(2.6)	76.4	(3.3)%
Income before Tax - Continuing Operations	57.9	0.4	58.3	0.6%	—	43.2	2.2	45.4	5.0%	35.1	(2.6)	32.5	(7.4)%
Net Income - Continuing Operations	41.9	0.4	42.3	0.9%	—	25.5	1.5	27.0	5.7%	20.9	(1.7)	19.2	(8.3)%
Net Loss	(214.4)	0.4	(214.0)	(0.2)%		(157.3)	1.5	(155.8)	(0.9)%	(213.3)	(1.7)	(215.0)	0.8%
Adj. EBITDA - Continuing Operations	112.5	0.4	112.9	0.3%		145.8	2.2	148.0	1.5%	178.5	(2.6)	175.9	(1.5)%

Year-to-Date	3/31/2020				6/30/2020				9/30/2020				12/31/2020
	As reported	Adj	As Adjusted	%	As reported	Adj	As Adjusted	%	As reported	Adj	As Adjusted	%	As reported	Adj	As Adjusted	%
Logistics Costs	$98.4	$(4.6)	$93.8	(4.6)%	$135.4	$(3.3)	$132.1	(2.5)%	$174.6	$(1.6)	$173.0	(0.9)%	$250.3	$(2.6)	$247.7	(1.0)%
Gross Margin	84.1	4.6	88.7	5.4%	123.7	3.3	127.0	2.7%	161.3	1.6	162.9	1.0%	219.8	2.6	222.4	1.2%
Salt Operating Income	67.8	4.6	72.4	6.7%	90.3	3.3	93.6	3.7%	116.5	1.6	118.1	1.3%	161.0	2.6	163.6	1.6%
Operating Income	54.3	4.6	58.9	8.4%	64.0	3.3	67.3	5.2%	74.9	1.6	76.5	2.1%	103.0	2.6	105.6	2.5%
Income before Tax - Continuing Operations	55.4	4.6	60.0	8.2%	45.5	3.3	48.8	7.3%	38.2	1.6	39.8	4.1%	44.5	2.6	47.1	5.8%
Net Income - Continuing Operations	40.0	3.2	43.2	8.0%	32.8	2.4	35.2	7.2%	27.9	1.1	29.0	3.9%	42.6	1.8	44.4	4.2%
Net Income	34.0	3.2	37.2	9.5%	30.7	2.4	33.1	7.7%	35.0	1.1	36.1	3.1%	63.1	1.8	64.9	2.9%
Adj. EBITDA - Continuing Operations	84.0	4.6	88.6	5.4%	126.0	3.3	129.3	2.6%	169.4	1.6	171.0	0.9%	231.4	2.6	234.0	1.1%

Securities and Exchange Commission
Division of Corporation Finance

Quarterly	3/31/2021				6/30/2021				9/30/2021
	As reported	Adj	As Adjusted	%	As reported	Adj	As Adjusted	%	As reported	Adj	As Adjusted	%
Inventory	$231.7	$3.0	$234.7	1.3%	$289.0	$4.7	$293.7	1.6%	$321.7	$—	$321.7	—%
Total Assets	1,913.5	3.0	1,916.5	0.2%	1,972.5	4.7	1,977.2	0.2%	1,630.9	—	1,630.9	—%
Equity	123.8	2.2	126.0	1.8%	186.6	3.3	189.9	1.8%	293.1	—	293.1	—%
Logistics Costs	123.1	(0.4)	122.7	(0.3)%	51.6	(1.8)	49.8	(3.5)%	45.4	4.8	50.2	10.5%
Gross Margin	108.4	0.4	108.8	0.3%	30.2	1.8	32.0	6.0%	33.1	(4.8)	28.3	(14.4)%
Salt Operating Income	91.6	0.4	92.0	0.4%	19.2	1.8	21.0	9.4%	22.4	(4.8)	17.6	(21.2)%
Operating Income (Loss)	76.0	0.4	76.4	0.5%	0.9	1.8	2.7	199.7%	2.1	(4.8)	(2.7)	(226.4)%
Income (Loss) before Tax - Continuing Operations	57.9	0.4	58.3	0.6%	(14.7)	1.8	(12.9)	(12.2)%	(8.1)	(4.8)	(12.9)	58.7%
Net Income (Loss) - Continuing Operations	41.9	0.4	42.3	0.9%	(16.4)	1.1	(15.3)	(6.7)%	(4.6)	(3.2)	(7.8)	69.1%
Net (Loss) Income	(214.4)	0.4	(214.0)	(0.2)%	57.1	1.1	58.2	1.9%	(56.0)	(3.2)	(59.2)	5.7%
Adj. EBITDA - Continuing Operations	112.5	0.4	112.9	0.3%	33.3	1.8	35.1	5.4%	32.7	(4.8)	27.9	(14.5)%

Quarterly	3/31/2020				6/30/2020				9/30/2020				12/31/2020
	As reported	Adj	As Adjusted	%	As reported	Adj	As Adjusted	%	As reported	Adj	As Adjusted	%	As reported	Adj	As Adjusted	%
Inventory	$193.9	$4.6	$198.5	2.4%	$253.5	$3.3	$256.8	1.3%	$319.1	$1.6	$320.7	0.5%	$298.7	$2.6	$301.3	0.9%
Total Assets	2,115.3	4.6	2,119.9	0.2%	2,084.1	3.3	2,087.4	0.2%	2,161.6	1.6	2,163.2	0.1%	2,261.5	2.6	2,264.1	0.1%
Equity	355.8	3.2	359.0	0.9%	333.3	2.4	335.7	0.7%	319.9	1.1	321.0	0.3%	378.3	1.8	380.1	0.5%
Logistics Costs	98.4	(4.6)	93.8	(4.6)%	37.0	1.2	38.2	3.3%	39.2	1.8	41.0	4.5%	75.7	(1.0)	74.7	(1.4)%
Gross Margin	84.1	4.6	88.7	5.4%	39.6	(1.2)	38.4	(3.1)%	37.6	(1.8)	35.8	(4.7)%	58.5	1.0	59.5	1.8%
Salt Operating Income	67.8	4.6	72.4	6.7%	22.5	(1.2)	21.3	(5.4)%	26.2	(1.8)	24.4	(6.8)%	44.5	1.0	45.5	2.3%
Operating Income	54.3	4.6	58.9	8.4%	9.7	(1.2)	8.5	(12.6)%	10.9	(1.8)	9.1	(16.3)%	28.1	1.0	29.1	3.7%
Income (Loss) before Tax - Continuing Operations	55.4	4.6	60.0	8.2%	(9.9)	(1.2)	(11.1)	12.4%	(7.3)	(1.8)	(9.1)	24.3%	6.3	1.0	7.3	16.5%
Net Income (Loss) - Continuing Operations	40.0	3.2	43.2	8.0%	(7.2)	(0.9)	(8.1)	11.9%	(4.9)	(1.3)	(6.2)	26.0%	14.7	0.7	15.4	4.9%
Net Income (Loss)	34.0	3.2	37.2	9.5%	(3.3)	(0.9)	(4.2)	26.1%	4.3	(1.3)	3.0	(29.6)%	28.1	0.7	28.8	2.6%
Adj. EBITDA - Continuing Operations	84.0	4.6	88.6	5.4%	42.0	(1.2)	40.8	(2.9)%	43.4	(1.8)	41.6	(4.1)%	62.0	1.0	63.0	1.7%

Effect of Aggregate Errors on Quarterly Results

As noted in the Staff’s questions, the aggregate of all errors quantitatively reduced pretax loss from continuing operations by 14.9% for the quarter ended June 30, 2021 and increased the pretax loss from continuing operations by 45.1% for the quarter ended September 30, 2021. As noted above, the quarters ended June 30 and September 30 of each year, which occur outside of the typical winter season, are relatively low earnings quarters due to the impact of seasonality which results primarily from a lack of deicing product demand in the Company’s served markets. Notably, over the past three fiscal years, substantially all of the Company’s operating income and income from continuing operations and approximately 70% of adjusted EBITDA from continuing operations was generated during the two winter quarters while the non-winter quarters generated relatively minimal operating income, incurred losses from continuing operations and contributed only approximately 30% of adjusted EBITDA from continuing operations. Given such a low denominator in the percentage calculation of pretax loss during the non-winter quarters, small dollar misstatements will result in a larger percentage impact on these subtotals as compared with winter quarters and our full year results.

Securities and Exchange Commission
Division of Corporation Finance

As a result, the Company concluded that the dollar amounts of the misstatements are more relevant than evaluating the errors based on the percentage of pretax loss and, in accordance with ASC 250-10-45-27, the Company believes it is appropriate to consider the full year when determining the materiality for the correction of an error.. As depicted in the chart below, for the quarters ended June 30, 2021 and September 30, 2021, the aggregate amount of errors would have changed pretax loss from continuing operations by $2.2 million and $(3.7) million, respectively, which represented approximately 6% and 10%, respectively, of fiscal 2021 pretax income but only 1% and 2% of fiscal 2021 (nine-month transition period) adjusted EBITDA, respectively. As discussed above, the Company believes its investors primarily focus on metrics that allow them to assess our full year results and ability to pay dividends. Thus, Company believes that the impact of the misstatements at these dollar amounts is not material to users of the financial statements.

The Company also considered the effect of the errors on the trends in our results. Given the significant seasonality of the business, we performed our analysis by comparing similar periods from year to year (e.g., the quarter ended March 31 compared to the same quarter in the prior year). The Company also notes that only in the quarter ended March 31, 2021 as compared to the quarter ended March 31, 2020, did the errors change the year-over-year trend. The quarterly pretax earnings were approximately equal for the periods ended March 31, 2021 and 2020 before and after the error adjustment. As a result, a small change to one of the quarters impacted the trend, although the year over year trend for that quarter stayed approximately equal. For the remaining quarters, the errors did not result in a change in the year-over-year trend of pretax loss nor did the errors change the pretax loss to pretax income for any of these quarters as illustrated in the chart below. Charts depicting the changes to other financial metrics are included in Exhibit A that follows this response.

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Division of Corporation Finance

Based on the Company’s consideration of these quantitative and qualitative factors, the Company concluded the errors were not material.

Effect of Aggregate Amount of Errors on Fiscal Year Results

As noted in the Staff’s questions above, the aggregate of all errors quantitatively reduced net income from continuing operations by $1.1 million or 5.5% for the nine-month period ended September 30, 2021 – a nine-month stub period that excluded one of the Company’s seasonally significant quarters (the quarter ended December 31).

A critical point of information is that during fiscal 2021, the Company changed its fiscal year end from December 31 to September 30. Consequently, its fiscal 2021 reporting period consisted only of a 9-month transition period that excluded one of the more seasonally significant quarters (the quarter ended December 31). As a result, the denominator used to measure the magnitude of the misstatements on a percentage basis was low due to the unique circumstance of having changed the fiscal year end and thus excluding the impact of a winter quarter. Furthermore, the dollar amount of the error to net income related to these misstatements was only $1.1 million. We also considered the effect of the errors on the trends in the Company’s operational results. As illustrated in the following chart, the error had no effect on the trends in earnings when compared to the same periods in the prior year. (Additional comparative financial metrics can be found in the exhibit to this response.) Given these factors and that there was no material impact to trends (see charts below), the Company concluded that the impact on year-to-date net income from continuing operations was not material for the period ended September 30, 2021.

Securities and Exchange Commission
Division of Corporation Finance

In performing our materiality assessment, we also considered the effect of the current period financial statements being a nine-month transition year and less than a full year of operations. If this were an annual period inclusive of the seasonally significant quarter ended December 31, it would have diluted the impact of the error as a percentage of income from continuing operations to be less than 4%. Given the Company’s extremely seasonal earnings, the Company does not believe that a reasonable investor would exclude one fiscal quarter of the winter season when evaluating results of a Company’s operations for which snowfall is such a critical driver of earnings performance; and therefore we believe a supplemental way to assess the materiality to the financial statements of a company with heavily weather dependent earnings is to consider the magnitude against the trailing twelve-month results for the periods ended September 30, 2021 and 2020 (which aligns with the Company’s new fiscal year end). In the Company’s 2022 Form 10-K, the Transition Period footnote and the Management’s Discussion and Analysis will also report Statements of Operations and Cash Flows comparisons for the twelve months ended September 30, 2022 and September 30, 2021. For the twelve months ended September 30, 2022 and September 30, 2021, the amount of error was not quantitatively material to any financial metric.

For the Trailing Twelve Months Ended	9/30/2021				9/30/2020
	As Reported(1)	Adj	As Adjusted	%	As Reported(1)	Adj	As Adjusted	%
Logistics Costs	$295.8	$1.6	$297.4	0.5%	$266.9	$(1.6)	$265.4	(0.6)%
Gross Margin	230.2	(1.6)	228.6	(0.7)%	258.8	1.6	260.3	0.6%
Salt Operating Income	177.7	(1.6)	176.1	(0.9)%	192.4	1.6	194.0	0.8%
Operating Income	107.1	(1.6)	105.5	(1.5)%	142.3	1.6	143.9	1.1%
Income before Tax - Continuing Operations	41.4	(1.6)	39.8	(3.8)%	83.7	1.6	85.2	1.9%
Net Income - Continuing Operations	35.6	(1.0)	34.6	(2.8)%	64.2	1.1	65.3	1.7%
Net (Loss) Income	(185.2)	(1.0)	(186.2)	0.5%	85.6	1.1	86.7	1.3%
Adj. EBITDA - Continuing Operations	240.5	(1.6)	238.9	(0.6)%	267.7	1.6	269.3	0.6%
(1) While the as reported quarterly information is publicly available, the Company has not previously reported aggregated twelve month metrics in our filings.

As mentioned above, while pretax income from continuing operations is an important measure of overall profitability, investors and analysts frequently inquire about EBITDA and adjusted EBITDA as these

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Division of Corporation Finance

metrics are important to their evaluation of the Company’s operating performance. Fiscal year-to-date adjusted EBITDA from continuing operations was not materially impacted by the errors discussed above for the nine months or 12 months ended September 30, 2021 or 2020.

In accordance with ASC 250-10-S99-1, the Company also considered qualitative factors to assess materiality. As noted in the Company’s Response Letter #2, the errors were due to unintentional oversight and did not mask a change in earnings or other trends, nor did they enable the Company to meet consensus estimates or impact compliance with debt covenants or other contractual arrangements and the impact to the Company-wide management incentive payments for fiscal 2021 was less than 2% or $0.2 million, spread among approximately 960 employees.

After performing the quantitative and qualitative materiality assessment described above, the Company concluded that the errors would not be viewed as material or otherwise influence the judgment of a reasonable investor relying on the financial statements. The Company does not believe that the nature of the errors, individually or in the aggregate, would impact the investment decisions of current or prospective shareholders, nor would they change a reasonable person’s perception of the Company’s financial health or operating performance.

Exhibit 96.2 Ogden Lithium Resource, page ES-1

4.We note your response to comment eight with draft disclosure. Please provide an estimate of your metallurgical recovery.

Response: We acknowledge the Staff’s comment and will provide an estimate of metallurgical recovery in Section 11 of the relevant revised technical report summary. Section 11 of the revised technical report summary will read substantially as follows, with the estimate of metallurgical recovery in underlined italics:

“For the purposes of establishing the price of LCE in this TRS, the QP used pricing from Benchmark Mineral Intelligence’s Lithium Price Forecast report (BMI, 2021). The average price for BMI’s Base Case Global Prevailing Battery Grade Lithium Carbonate over the past five years is $12,525/tonne (BMI, 2021).

For the purposes of ascertaining whether there are reasonable prospects for economic extraction based on price and cost, the QP assumes a cost of production at $4,500/tonne, at a price of $12,525/tonne. This cost of production, which is based on reported costs for the analogous operations discussed below, provides a reasonable basis for establishing the prospects of economic extraction for mineral resources, for the reasons described below.

As described in Section 10, DLE is a relatively new technology that has enabled the development of lower concentration lithium brine sources as well as enabling the extraction of lithium from high magnesium brines. While DLE is a new technology, the QP understands that there are several analogous operations globally employing DLE technology that are in commercial production. DLE technology is in use at Livent Corporation’s operation in Hombre Muerto, Argentina (Livent Corporation, 2018), producing 20,000 tonnes of lithium carbonate per annum as of 2020. DLE technology is also being utilized to commercially produce lithium at Qinghai Salt Lake Industry Co. Ltd (“QSLI”) brine operation in Qinghai

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Division of Corporation Finance

Province, China, and similar to technology that will be used to extract lithium post-removal of bromine in Standard Lithium’s Smackover Brine project in Arkansas.

At this Initial Assessment stage of the company’s project, the QP believes that it is appropriate to assume operating costs that are consistent with other operations employing DLE technology with similar raw-feed brine characteristics to ascertain whether the project has reasonable prospects for economic extraction. Following is a summary of operating costs for analogous operations employing DLE technology, as well as starting concentrations for feedstock brine:

•According to Livent Corporation’s 2018 prospectus, the cost of all-in LCE production at its Hombre Muerto operation was below $4,000/tonne. The average feedstock concentration is approximately 600 parts per million.
•Also, according to Standard Lithium’s June 2019 Preliminary Economic Analysis for its Smackover Project in Arkansas, calculated all-in costs in accordance with Canada National Instrument 43-101 reporting requirements for the production of LCE was $4,319/tonne (Standard Lithium, 2019). The average feedstock concentration is approximately 163 parts per million, with well field ranges between 138 ppm and 205 ppm.
•Operating costs for QSLI’s operation in Qinghai Province, China were not available to the QP, but according to a November 2018 article published by Shanghai Metals Market (SMM), QSLI’s cost per tonne of lithium carbonate was 20,000 yuan/ton, which is ~$3,000/ton USD. The average feedstock concentrations range between 100 and 250 ppm.

The QP believes that there are reasonable parallels between the possible means of lithium extraction from the brines of the Great Salt Lake (“GSL”) and QSLI’s operation based on lithium and magnesium concentrations in feedstock, as well as to Standard Lithium’s operating model. According to a paper published by Alex Grant of Jade Cove Partners, ‘From Catamarca to Qinghai: The Commercial Scale DLE Operations’ in April 2020, QSLI is producing lithium carbonate from brines ranging from 100 to 250 mg/L lithium and magnesium chloride up to 66,500 mg/l, with Mg/Li ratios ranging from 50 to 320 (Grant, 2020). It is noteworthy that the characteristics of the QSLI brine are very similar to the raw-feed brine from the GSL.

While raw-feed concentration from the GSL is lower than the aforementioned feed concentrations of the comparable operations, it is important to appreciate that the brines of the GSL are currently extracted from the lake and are in current production at the Ogden Plant for the production of SOP, magnesium chloride and sodium chloride, similar to Standard Lithium’s operating model, which extracts lithium from oilfield brines that have already been extracted for processing bromine. As ion concentrations, including lithium, increase by design during Compass Minerals’ three-year pond concentration process, it is expected that lithium would be extracted at one or more points along the existing pond concentration process, and thus costs incurred from the extraction and concentration of brines from the GSL are already borne by existing production. To that end, lithium concentrations in a one-year brine from the GSL average 180 mg/L and lithium is present at >1,000 mg/L in its final magnesium chloride bittern, a two- to three-year brine, both of which are concentrated from the original feedstock concentration of ambient north arm brine at 51 mg/L (Table 11-3). The feedstock concentration of south arm brine to US Magnesium, which is developing lithium for commercial production, is 25 mg/L.

Securities and Exchange Commission
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Depending on the DLE technology that is selected for the GSL Facility, the QP believes there to be a minimum concentration of lithium in the ambient feedstock brine below which extraction of lithium would be uneconomic. For purposes of this discussion, such minimum lithium concentration in the ambient feedstock brine is the “cut-off grade.”

The concentration of lithium in the GSL is determined based on the mass load of lithium ion in the ambient brine. Although the mineral resources are presented for north and south arms of the GSL, the arms are connected, and Compass Minerals’ intake is positioned in the north arm, which is the lowest point and ultimate terminus for brine in the GSL terminal-lake system. As brine flows into the north arm, there is no additional fresh-water dilution that can occur, other than direct precipitation, as there are no freshwater drainages into the north arm and the concentration of ions increases with evaporative water loss. As Compass Minerals’ evaporation ponds, inclusive of planned upland expansion ponds, are of fixed area, pumping capacity is scaled to fill the acreage, and ultimate processing plant capacity is designed to process a fixed volume of concentrate from the pond concentration process. The system design relies on a nominal mass load of lithium entering the evaporation pond system that is required to maintain an economic level of extraction from the GSL resource which is measured in solution in the north arm brine pool of the GSL. As mineral extraction continues through the life of mine, mass load in the GSL is assumed to deplete over time, notwithstanding the fact lithium mass load has remained constant since the 1990s despite indirect depletion through the beneficiation of magnesium products (lithium would reasonably be expected to be co-located with magnesium) as well as temporal sequestration in evaporation ponds.

Because the Company is engaged in evaluation of DLE technology that is compatible with its feedstock brine, a minimum DLE-driven feedstock concentration is not available to the QP in this Initial Assessment. As a result, it is not possible to derive a cut-off grade for ambient brine in the GSL directly from an assumed plant intake concentration. Notwithstanding, the QP endeavored to estimate a cutoff grade using other engineering, resource and economic factors. Because the Company’s process relies upon concentrating brine in evaporation ponds, additional brine consumption and additional pond acreage can compensate for loss in lithium concentration in feedstock up to a point at which the Company will no longer have sufficient water rights and/or lease acreage to support the operation. The QP estimates the reduction in mass load per unit volume of brine pumped overtime can be compensated with higher volume and/or evaporative acreage. To that end, the QP increased brine consumption and pond acreage at the same rate of depletion of mass load annually. At a metallurgical recovery of 85%, which the QP believes is appropriate based on metallurgical recoveries for analogous DLE operations previously mentioned, the increased brine consumption requirement exceeds the Company’s water rights in 50 years, with a coincident lithium concentration of 10 mg/L.

As an additional test, the QP reduced annual margin, as defined by the lithium price of $12,525/tonne and assumed operating cost of $4,500/tonne per the analogous DLE-supported operations described above, at the same rate of annual decline as lithium mass load depletion to accommodate for increased pumping costs, resin degradation in DLE process and production losses. Margin reached $0 in 2071 using this test, and coincident lithium concentration is estimated at 15 mg/L at this point. Since, under these assumptions, the Company’s brine consumption requirements would not exceed its water rights until after margin would have reached $0, the QP uses the latter test to estimate that at a 25,000 tonne per annum production rate, the cut-off grade is 15 mg/L.

Securities and Exchange Commission
Division of Corporation Finance

The QP estimated a lithium resource of 2.32 million tonnes of LCE in the ambient waters of the GSL, and 74,739 tonnes of indicated LCE resource held as interstitial brine. At an assumed production rate of up to 25,000 tonnes of LCE per year from both the GSL resource and indicated interstitial brine resource, it is expected that the mass load will deplete over the life of mine, and concentration is estimated to reach 15 mg/L in the north arm of the GSL after 46 years of production.

Therefore, based on projected costs for the production of LCE using DLE technology from several relevant similar operations and projects, relative to LCE pricing over the past five years, and based on the foregoing cut-off grade estimation, it is the QP’s opinion that development of lithium from the brine derived from the GSL and interstitial brine has reasonable prospects for economic extraction.”

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Division of Corporation Finance

Exhibit A

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Division of Corporation Finance

Securities and Exchange Commission
Division of Corporation Finance

Securities and Exchange Commission
Division of Corporation Finance

Securities and Exchange Commission
Division of Corporation Finance

* * * * * * * *

If you have any questions or further comments, please contact me at (913) 344-9200.

Sincerely,

/s/ Lorin Crenshaw
Lorin Crenshaw
Chief Financial Officer

cc: Kevin S. Crutchfield